Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
Second Quarter Report
June 30, 2007

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended June 30, 2007.

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

	(Expressed in Canadian dollars)
	Unaudited
	June 30,	December 31,
	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	1,761,646	5,707,076
Restricted short- term investments [note 13[e][ii]]	870,610	—
Short-term investments (market value equals $93,485)	93,485	3,459,780
Trade receivables, net [note 4]	795,135	568,207
Other receivables	162,918	74,453
Inventories [note 5]	1,379,608	1,189,111
Prepaid expenses and other	537,032	368,036
Deferred costs - current portion [note 7]	10,200	10,200
Total current assets	5,610,634	11,376,863
Property, plant and equipment [note 6]	1,977,846	1,579,892
Deferred costs [note 7]	5,076	10,176
	7,593,556	12,966,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,287,935	1,995,593
Deferred revenue - current portion [note 10]	137,011	107,477
Total current liabilities	2,424,946	2,103,070
Deferred revenue [note 10]	100,657	108,685
	2,525,603	2,211,755
Commitments and contingencies [note 13]
Shareholders’ equity
Share capital [note 11[a]]	57,983,926	56,868,133
Contributed surplus [note 11[a]]	7,384,974	7,479,125
Deficit	(60,300,947)	(53,592,082)
Total shareholders’ equity	5,067,953	10,755,176
	7,593,556	12,966,931

See accompanying notes

On behalf of the Board:

Richard K. Bear	Todd R. Patrick
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

	Three Months Ended		Six Months Ended
		June 30,	June 30,
	2007	2006	2007	2006
(Unaudited – expressed in Canadian Dollars)	$	$	$	$

REVENUE
Product sales [notes 12 and 14]	687,989	812,070	1,768,453	1,484,666
Contract service fees and revenues from
collaborative research arrangements [notes 12 and 14 ]	311,547	310,295	311,547	375,884
Total revenue	999,536	1,122,365	2,080,000	1,860,550
Less: cost of sales -
products and services [notes 7 and 11[c]]	731,981	518,750	1,411,893	928,075
Gross profit	267,555	603,615	668,107	932,475

EXPENSES
Research and development [note 11[c]]	2,143,142	1,337,888	3,936,834	2,499,039
Marketing and business development [note 11[c]]	710,802	611,732	1,328,141	1,091,623
General and administrative [notes 11[c] and 12]	1,153,661	656,023	1,899,586	1,406,185
Total expenses	4,007,605	2,605,643	7,164,561	4,996,847

OTHER EXPENSES (INCOME)
Interest expense [notes 8 and 9]	—	(35,700)	851	63,644
Interest income	(47,111)	(62,239)	(137,411)	(63,195)
Deferred costs [note 7]	—	16,041	—	53,585
Gain on disposal of assets	—	—	—	(2,234)
Foreign exchange (gain) loss	294,827	(48,107)	348,971	(52,744)
Total other expenses (income)	247,716	(130,005)	212,411	(944)

Loss and comprehensive loss for the period	(3,987,766)	(1,872,023)	(6,708,865)	(4,063,428)

Deficit, beginning of period	(53,592,082)	(46,455,320)	(53,592,082)	(44,263,915)
Deficit, end of period	(57,579,848)	(48,327,343)	(60,300,947)	(48,327,343)

Loss per common share - basic and diluted
[note 11[f]]	($0. 03)	($0.02)	($0. 06)	($0 .05)
Weighted average number of common shares
outstanding [note 11[f]]	114,373,248	82,396,974	114,033,963	82,396,974

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
(Unaudited – expressed in Canadian dollars)	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(3,987,766)	(1,872,023)	(6,708,865)	(4,063,428)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	75,383	51,162	153,416	97,329
Gain on disposal of property, plant and equipment	—	—	—	(2,234)
Stock-based compensation [note 11[c]]	110,062	237,137	211,682	548,532
Amortization of deferred costs [note 7]	2,550	20,069	5,100	125,860
Accretion of convertible debentures [note 9]	—	(47,744)	—	11,645
Changes in non-cash working capital:
Trade receivables	(59,893)	(466,753)	(226,928)	(373,175)
Other receivables	(76,389)	(80,896)	(88,465)	(74,970)
Inventories	1,737	(202,187)	(190,497)	(189,798)
Prepaid expenses and other	(25,347)	(191,669)	(168,996)	(213,372)
Accounts payable and accrued liabilities	513,518	(1,021,460)	292,342	(804,538)
Deferred revenue	(7,414)	(68,351)	21,506	(32,395)
Foreign exchange loss	190,020	88,359	193,717	32,396
Cash used in operating activities	(3,263,539)	(3,554,356)	(6,505,988)	(4,938,148)

INVESTING ACTIVITIES
Short term investments	3,376,439	(26)	3,366,295	63
Restricted short-term investments	(870,610)	—	(870,610)	—
Purchase of property, plant and equipment	(115,921)	(529,575)	(551,370)	(531,017)
Proceeds on disposal of property, plant and equipment	—	—	—	2,234
Cash used in investing activities	2,389,908	(529,601)	1,944,315	(528,720)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid
subscriptions [notes 9 and 11[a]]	533,720	814,608	809,960	12,239,741
Proceeds from share subscriptions received
prior to close of financing	—	—	—	(766,045)
Proceeds from (repayment of) bank indebtedness	—	—	—	(1,070,514)
Deferred financing and share issue costs	—	—	—	(139,671)
Cash provided by financing activities	533,720	814,608	809,960	10,263,511

Effect of changes in foreign currency rates
on cash and cash equivalents	(190,020)	(88,359)	(193,717)	(32,396)

Increase (decrease) in cash during the period	(529,931)	(3,357,708)	(3,945,430)	4,764,247
Cash and cash equivalents, beginning of period	2,291,577	8,295,049	5,707,076	173,094
Cash and cash equivalents, end of period	1,761,646	4,937,341	1,761,646	4,937,341

Cash and cash equivalents, end of period	1,761,646	4,937,341	1,761,646	4,937,341
Restricted short-term investments, end of period	870,610	—	870,610	—
Short-term investments, end of period	93,485	2,526	93,485	2,526
Cash and cash equivalents, restricted short-term
investments and short-term investments,
end of period	2,725,741	4,939,867	2,725,741	4,939,867

Supplemental disclosure
Interest Paid in Cash	—	10,531	851	51,811

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and accordingly, do not include all of the information and notes required for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 included in the Response Biomedical Corporation Annual Report filed with the appropriate securities commissions.

These unaudited interim consolidated financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2006 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company has incurred significant losses to date and as at June 30, 2007 had an accumulated deficit of $60,300,947 and has not generated positive cash flow from operations. Management has been able, thus far, to finance the operations through a series of debt and equity financings. The Company has also received cash from the exercise of outstanding stock options during the three and six month periods ended June 30, 2007 in the amount of $80,773 and $233,870 and received cash from the exercise of outstanding warrants during the three and six month periods ended June 30, 2007 in the amount of $452,947 and $576,090. Subsequent to the end of the quarter, in July 2007, the Company closed a private placement equity financing generating net proceeds of $11,160,000 comprising of 12,000,000 common shares at a price of $1.00 per share. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The unaudited interim consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at June 30, 2007 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2006, except the policy on restricted short-term investments as follows:

Restricted Short-term Investments

All highly liquid financial instruments having restriction on use and with an original maturity greater than 90 days are considered to be restricted short-term investments. Restricted short-term investments are recorded at the lower of cost plus accrued interest and market value.

3. CHANGES IN ACCOUNTING POLICIES

There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2006, except as follows:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements.

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Financial Instruments – Recognition and Measurement

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES (cont’d)

income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for-trading. Trade receivables and other receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities.

The adoption of these accounting policy changes has not had an impact on the Company’s financial position as at June 30, 2007.

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at June 30, 2007, four [December 31, 2006 - four] customers represent 73% [December 31, 2006 - 80%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities.

5. INVENTORIES

	June 30,	December 31,
	2007	2006
	$	$
Raw materials	646,771	574,720
Work in process	295,804	257,718
Finished goods	437,033	356,673
	1,379,608	1,189,111

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

6. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

June 30, 2007
Office furniture and equipment	20,789	20,789	—
Office computer equipment	120,006	77,863	42,143
Laboratory furniture and equipment	468,581	420,737	47,844
Laboratory computer equipment	361,705	284,639	77,066
Computer software	247,607	134,257	113,350
Manufacturing equipment	1,731,251	146,155	1,585,096
Manufacturing molds	256,850	167,119	89,731
Leasehold improvements	53,356	30,740	22,616
	3,260,145	1,282,299	1,977,846

December 31, 2006
Office furniture and equipment	20,789	20,789	—
Office computer equipment	107,784	67,353	40,431
Laboratory furniture and equipment	456,424	411,642	44,782
Laboratory computer equipment	351,860	246,238	105,622
Computer software	236,788	89,961	146,827
Manufacturing equipment	1,321,821	105,333	1,216,488
Manufacturing molds	167,200	166,050	1,150
Leasehold improvements	46,110	21,518	24,592
	2,708,776	1,128,884	1,579,892

As at June 30, 2007, $1,489,678 in assets related primarily to the automation of the Company’s manufacturing operations and some capital items related to next generation RAMP reader [December 31, 2006 - $1,005,338] were not yet in service and hence not amortized. Amortization expense for the three and six month periods ended June 30, 2007 amounted to $75,382 and $153,415 respectively [2006 - $51,162 and $97,329].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

7. DEFERRED COSTS

	June 30,	December 31,
	2007	2006
	$	$
Beginning balance:
Financing costs	—	89,525
Share issue costs	—	32,307
Other deferred costs	20,376	—
	20,376	121,832
Additions:
Other deferred costs	—	30,576
Reductions:
Amortization of financing costs	—	(37,926)
Amortization of other deferred costs	(5,100)	(10,200)
Financing costs recorded to share capital upon conversion
of debentures into shares	—	(15,659)
Financing costs recorded to share capital upon
termination	—	(35,940)
of line of credit
Share issue costs recorded to share capital upon close of
equity financing	—	(32,307)
Ending balance:
Other deferred costs	15,276	20,376
Total	15,276	20,376

	June 30,	December 31,
	2007	2006
	$	$
Current portion deferred costs	10,200	10,200
Long - term deferred costs	5,076	10,176
Total	15,276	20,376

For the three and six month periods ended June 30, 2007, the Company had amortization expense of other deferred costs in the amount of $2,550 charged to cost of sales [2006 –$21,141 ($16,041 charged to other expenses and $5,100 charged to cost of sales)] and $5,100 charged to cost of sales [2006 - $58,685 ($53,585 charged to other expenses and $5,100 charged to cost of sales)] respectively [see notes 8 and 9].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

8. BANK INDEBTEDNESS

The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

In 2005, the estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 was credited to contributed surplus and recorded as deferred financing costs and was being amortized over the term of the credit facility until the termination and simultaneous exercise of warrants in 2006, after which the balance was transferred to share capital.

Interest expense related to the line of credit for the three and six month periods ended June 30, 2007, amounted to $Nil and $Nil [2006 - $Nil and $12,419] respectively.

Other interest expense, not related to the line of credit and not related to debentures [see note 9], for the three and six month periods ended June 30, 2007 amounted to $Nil and $851 [2006 - $3,519 and $4,246] respectively.

9. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprised a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of two years. The debenture conversion price was $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The proceeds of the debentures were allocated to their debt and equity components. The liability component was initially recorded as $964,545, which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,455 was recorded in contributed surplus. The liability component was accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at June 30, 2007, the accounting value of the debt amounted to $Nil [December 31, 2006 - $Nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

9. CONVERTIBLE DEBENTURES (cont’d.)

In the year ended December 31, 2006, a total of 3,759,519 shares were issued to debenture holders upon conversion. All of the debentures have been converted. The non-accreted discount amounts related to the converted debentures were recorded to share capital in the amount of $1,293,323.

For the three and six month periods ended June 30, 2007, interest expense, including accretion of debentures, amounted to $Nil and $Nil [2006 – negative $39,219 and $46,979] respectively. The negative amount of $39,219 for the three months ended June 30, 2006 was the result of reversing the accreted interest and recording it to share capital following the conversion of the debentures.

10. DEFERRED REVENUE

	June 30,	December 31,
	2007	2006
	$	$
Beginning balance:
Product sales	216,162	149,897
Contract service fees and revenues from
collaborative development arrangements	—	99,178
	216,162	249,075
Additions:
Product sales	72,370	151,864
Contract service fees and revenues from
collaborative development arrangements	—	10,000
Recognition of revenue:
Product sales	(50,864)	(85,599)
Contract service fees and revenues from	—	(109,178)
collaborative development arrangements
Ending balance:
Product sales	237,668	216,162
Total	237,668	216,162

	June 30,	December 31,
	2007	2006
	$	$
Current portion deferred revenue - Product sales	137,011	107,477
Long - term deferred revenue - Product sales	100,657	108,685
Total	237,668	216,162

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2005	67,700,472	35,743,700	5,341,423
Issued for cash:
Exercise of warrants	464,720	196,420	—
Exercise of stock options	2,579,525	1,175,579	—
Exercise of agent options	29,875	22,406	—
Private placement and financing, net of
issue costs and fair value of
warrants	38,797,419	17,940,140	2,216,359
Issued for non- cash consideration:
Conversion of debentures [note 9]	3,759,519	1,293,323	(274,409)
Directors’ fees	133,332	80,000	—
Value of warrants exercised net
of unamortized deferred cost [note 7]	—	35,940	(71,880)
Stock-based compensation related to
stock options exercised	—	378,450	(378,450)
Value of agent’s option exercised	—	2,175	(2,175)
Stock- based compensation [note 11[c]]	—	—	648,257
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	970,635	576,090	—
Exercise of stock options	421,063	233,870	—
Issued for non- cash consideration:
Value of warrants exercised	—	163,033	(163,033)
Stock-based compensation related to
stock options exercised	—	142,800	(142,800)
Stock- based compensation [note 11[c]]	—	—	211,682
Balance, June 30, 2007	114,856,560	57,983,926	7,384,974

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[b]	Stock option plan

On June 21, 2005, the Company’s shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and was originally set to terminate on May 3, 2007. At the Annual General Meeting held on June 14, 2007, the Company’s shareholders approved an amendment to the 2005 Plan such that it no longer has a termination date. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years (in general) and the term may not exceed five years. At the Annual General Meeting held on June 14, 2007, the Company’s shareholders approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 13,500,000 to 17,000,000. Of the 17,000,000 [December 31, 2006 – 13,500,000] stock options authorized for grant under the 2005 Plan, 5,035,275 stock options are available for grant at June 30, 2007.

At June 30, 2007, the following stock options were outstanding:

	Options outstanding			Options exercisable
	June 30, 2007			June 30, 2007
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	83,000	3.28	0.36	83,000	0.36
0.40 – 0.49	91,087	2.81	0.46	52,937	0.44
0.50 – 0.59	4,715,050	3.05	0.55	1,641,400	0.53
0.60 – 0.69	1,733,125	4.49	0.66	36,325	0.64
0.70 – 0.79	652,650	2.06	0.73	567,720	0.72
0.80 – 0.89	1,431,650	3.11	0.83	851,400	0.80
0.90 – 1.10	176,575	3.85	1.01	63,350	1.07
0.33 – 1.10	8,883,137	3.28	0.64	3,296,132	0.64

The options expire at various dates from November 20, 2007 to June 14, 2012.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2005	10,026,650	0.57
Options granted	4,224,050	0.59
Options forfeited	(454,876)	0.67
Options cancelled	(1,930,649)	0.55
Options expired	(1,692,300)	0.61
Options exercised	(2,579,525)	0.46
Balance, December 31, 2006	7,593,350	0.61
Options granted	2,166,175	0.73
Options forfeited	(92,900)	0.76
Options cancelled	(206,275)	0.60
Options expired	(156,150)	0.67
Options exercised	(421,063)	0.56
Balance, June 30, 2007	8,883,137	0.64

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the years ended 2007 and 2006 except for 2,817,500 options where the exercise price was based on a price reservation approved by the TSX

Venture Exchange in accordance with the Company’s stock option plan.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[c]	Stock-based compensation

For the three and six month periods ended June 30, 2007, the Company recognized total stock- based compensation of $110,062 and $211,682 [2006 – $237,137 and $548,532] respectively. For the three and six month periods ended June 30, 2007, the Company recognized compensation expense of $103,130 and $191,577 [2006 - $217,444 and $466,299], respectively as a result of stock options granted to officers, directors and employees and recognized compensation expense of $6,932 and $20,105 [2006 - $19,693 and $82,233], respectively as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Dividend yield	0%	0%	0%	0%
Expected volatility	74%	122%	73%	115%
Risk-free interest rate	4.07%	4.19%	4. 09%	4. 11%
Expected life	3. 74 years	2.4 years	4.15 years	2.3 years
Fair value per share	$0. 50	$0. 57	$0.41	$0.49

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	$	$	$	$
Cost of sales - products and services	7,104	14,301	13,639	29,841
Research and development	13,576	10,469	24,177	34,107
Marketing and business development	10,726	47,236	15,555	103,393
General and administrative	78,656	165,131	158,311	381,191
Total	110,062	237,137	211,682	548,532

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at June 30, 2007, 247,500 common shares have been released from escrow leaving a balance of escrow shares as at June 30, 2007 of 577,500.

[e]	Common share purchase warrants

At June 30, 2007, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date
1,649,340	0.50	October 21, 2007
12,643,565	0.62	March 30, 2008
14,292,905	0.61

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[e]	Common share purchase warrants (cont’d.)

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$
Balance, December 31, 2005	6,209,092	1.01
Warrants issued	13,414,937	0.62
Warrants expired	(3,895,769)	1.32
Warrants exercised	(464,720)	0.42
Balance, December 31, 2006	15,263,540	0.61
Warrants exercised	(970,635)	0.59
Balance, June 30, 2007	14,292,905	0.61

[f]	Loss per common share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Numerator
Loss for the period	($3,987,766)	($1,872,023)	($6,708,865)	($4,063,428)
Denominator
Weighted average number of common shares
outstanding	114,373,248	82,396,974	114,033,963	82,396,974

Loss per common share - basic and	($0.03)	($0. 02)	($0. 06)	($0.05)
diluted

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS

The following payments were made to directors or companies related to or under their control:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	$	$	$	$
General and administrative
Strategic consulting services	—	—	—	66,500
Directors’ fees [note11[a]]	—	—	—	80,000

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the three and six month periods ended June 30, 2007, the Company earned revenues totaling $311,547 and $312,794 (product revenue $Nil and $1,247 and contract service fees and revenues from collaborative research arrangements $311,547 and $311,547) [2006 – $Nil and $Nil] respectively, subsequent to the development partner becoming a related party. As at June 30, 2007 the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

[i]

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith . In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date of 2016, or invalidity, of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $5,000 and $8,500 in the three and six month periods ended June 30, 2007 [2006 - $ 2,500 and $5,500].

[ii]

The Company is party to a licensing agreement whereby it was granted a nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker . As at June 30, 2007, $531,689 [2006 – $557,500] was recorded as an accrued liability related to the licensing agreement. Following payment of this final liability, which is payable in July 2007, there will be no remaining financial commitment by the Company for the licensing agreement.

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying unaudited interim consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the three and six month periods ended June 30, 2007, the Company incurred an expense of $10,767 and $20,629 [2006 - $11,750 and $34,748] respectively for royalties to the supplier .

[e]	Lease agreements

[i]

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the sub- landlord a total gross monthly rent of approximately $62,000 including maintenance and utilities. Rent expense for the three and six month periods ended June 30, 2007 was $164,052 and $350,489 [2006 - $186,852 and $373,625] respectively.

[ii]

The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning in early 2008. Rent is payable from February 1, 2008 to January 31, 2023. For the first year of this period, the Company is required to pay the landlord a total gross monthly rent of approximately $173,830 including operating costs with yearly increases of 3% of base rent. A deposit of $145,102 for the first month’s rent is included in the balance of prepaid expenses as at June 30, 2007 . To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 disclosed as restricted short-term investments on the Consolidated Balance Sheets. Rent is being amortized on a straight-line basis over the entire period of control, including an initial eight and one- half month rent free period commencing May 17, 2007.

[f]	Commitments to purchase equipment and engineering services

At June 30, 2007, the Company has outstanding purchase and work order commitments totaling $395,021 related to the purchase of manufacturing equipment and the development of a next generation RAMP Reader.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For both the three and six month periods ended June 30, 2007, $311,547 of the Company’s contract service fees and revenues from collaborative research arrangements were generated from one customer [2006 - two customers for a total of $310,295 and three customers for a total of $375,884].

Contract service fees and revenues from collaborative research arrangements by geographic location for the three and six month periods ended June 30, 2007 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	$	$	$	$
United States	311,547	230,295	311,547	237,589
Canada	—	80,000	—	80,000
Asia	—	—	—	58,295
Total	311,547	310,295	311,547	375,884

For the three and six month periods ended June 30, 2007, $244,671 and $495,601 of the Company’s product sales were generated from two and two customers respectively [2006 – three customers for a total of $516,525 and three customers for a total of $811,906]. Each of these customers contributed to 10% or more of the Company’s product sales for those periods.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d)

Product sales by customer location for the three and six month periods ended June 30, 2007 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	$	$	$	$
United States	199,913	355,206	596,317	795,754
Asia	198,721	296,861	498,271	327,338
Canada	139,735	66,458	207,814	218,062
Europe	131,052	93,545	314,145	134,926
Other	18,568	—	151,906	8,586
Total	687,989	812,070	1,768,453	1,484,666

Product sales by type of product for the three and six month periods ended June 30, 2007 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	$	$	$	$
Clinical products	449,804	545,401	1,057,380	787,891
Vector products (West Nile Virus)	130,265	158,523	230,670	364,078
Bio-defense products	107,920	108,146	480,403	332,697
Total	687,989	812,070	1,768,453	1,484,666

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007	(Expressed in Canadian dollars)

16. SUBSEQUENT EVENTS

[a]

On July 23 2007, the Company closed a private placement financing for gross proceeds of $12,000,000, before commission costs totaling $840,000, resulting in net proceeds of $11,160,000 comprising of 12,000,000 common shares at a price of $1 .00 per share. The common shares issued under the private placement have a hold period, under Canadian law, until November 24, 2007.

[b]

Subsequent to June 30, 2007, the Company issued 270,050 common shares pursuant to the exercise of stock options for gross proceeds of $136,189 and 344,031 common shares pursuant to the exercise of warrants for gross proceeds of $213,299. The Company did not grant any stock options subsequent to June 30, 2007.